FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2014

Commission File Number: 1-33659

COSAN LIMITED
(Translation of registrant’s name into English)

Av. Juscelino Kubitschek, 1726 – 6th floor
São Paulo, SP 04543-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

COSAN LIMITED

Item
1.	Minutes of the Annual General Meeting of Cosan Limited for the fiscal years ended March 31, 2013 and December 31, 2013 held on March 26, 2014.

Item 1

MINUTES of the Annual General Meeting of Cosan Limited (the “Company”) for the fiscal years ended March 31, 2013 and December 31, 2013 held at the Company’s offices at Avenida Presidente Juscelino Kubitchek, 1327, 4th floor, Sao Paulo, on March 26th, 2014 at 10:00 am (the “Meeting”).

Present:         Costa Pinto S.A. (30,010,278 shares); MSOR Participações S.A. (1,811,250 shares); Queluz Holdings Limited (71,562,877 shares); Usina Bom Jesus S.A. Açúcar e Álcool (255,000 shares); Constellation Fund Spc-Equities II Segregated Portfolio (162,737 shares); Constellation Oc Offshore Fund Ltd (106,409 shares); Constellation Master Fund Spc-Equities Segregated Portfolio (817,796 shares); Constellation Master Fund Spc-Segragated Portfolio B (108,893 shares); Plurum Fundo de Investimento de Ações (60,425 shares); Bogari Value Master Fundo de Investimento de Ações (928,683 shares); Canada Pension Plan Investment Board (256,300 shares); Class D Series of Gef-Ps, LP (72,700 shares); Ford Motor Company of Canada Limited Pension Trust (2,735 shares); Powershares S&P Emerging Markets Low Volatility Portfolio (63,800 shares); Willett (AIV) Select Investors I LP (136,600 shares); JP Morgan Chase Bank as Custodian (43,766 shares); Pension Reserves Investment Trust (88,192 shares); Amundi (22,200 shares); IBM Diversified Global (13,565 shares); Osterweis (119,900 shares); Northern Trust (622,800 shares); Acadian Asset (160,583 shares); KBI (759,894 shares); Fidelity Boston (1,445,295 shares); Hermes (1,260,016 shares); Skagen (10,319,782 shares); State of Connecticut Retirement Plans and Trust Funds (96,400 shares); D. E. Shaw (400 shares); Brown Brothers Harriman (1,155,620 shares); Cede & Co (4,938,284 shares); Goldman Sachs & Co (969,344 shares); Goldman Sachs International Limited (2,607,667 shares); JP Morgan Clearing Corp (33,176 shares); Glass Lewis (25,200 shares); Fabrizzio Sollito Marchetti (1,200 shares); Raphael Nascimento Diederichsen (1 share) (“Shareholders”).

1.	Chairman

Marcelo de Souza Scarcela Portela was elected chairman of the Meeting (the “Chairman”) and Fernanda Maria de Azevedo acted as secretary (the “Secretary”).

2.	Notice & Quorum

The Chairman read the notice convening the Annual General Meeting and confirmed that notice had been given to all of the Shareholders and their alternates in accordance with the bye-laws (the “Bye-laws”) and that a quorum was present.

3.	Results and Financial Statements for the Fiscal Years Ended March 31, 2013 and December 31, 2013

The auditor’s report and financial statements for the Company’s  fiscal year started on April 1, 2012 and closed on March 31, 2013, and the fiscal year started on April 1, 2013 and closed on December 31, 2013, were presented to the Meeting.

It was RESOLVED that the auditor’s report and financial statements for the fiscal years ended March 31, 2013 and December 31, 2013 be and are hereby approved.

4.	Election of the Class I and Class III Directors

The Chairman presented a list of directors (“Directors”) whose terms expired at the present  Meeting.

The list included Mailson Ferreira da Nóbrega, George E. Pataki, José Alexandre Scheinkman, current Class I Directors, and Rubens Ometto Silveira Mello, Hélio França Filho, Marcelo Eduardo Martins and Pedro Isamu Mizutani, current Class III Directors. The Chairman recommended that the seven Directors be re-elected for a new three-year term, according to the Company’s Bye-Laws.

It was RESOLVED by the Shareholders that the Class I and Class III Directors be and hereby are re-elected for a new three year term, pursuant to Bye-law 23.5 , being the Directors re-elected for a new term which will end at the conclusion of the 2017 and 2016 Annual General Meetings.

Further to this election, the Board of Directors of the Company is structured as listed below:

Class I Directors to hold office until the 2017 Annual General Meeting according to bye-law 23.5 of the Company’s bye-laws:
Mailson Ferreira da Nobrega
Jose Alexandre Scheinkman
George E. Pataki

Class II Directors elected on the 2012 Annual General Meeting to hold office until the 2015 Annual General Meeting:
Marcus Vinicius Pratini de Moraes
Burkhard Otto Cordes
Marcos Marinho Lutz
Marcelo de Souza Scarcela Portela

Class III Directors to hold office until the 2016 Annual General Meeting according to bye-law 23.5 of the Company’s bye-laws:
Rubens Ometto Silveira Mello
Pedro Isamu Mizutani
Marcelo Eduardo Martins
Helio França

5.	Independent Auditors

It was RESOLVED that PricewaterhouseCoopers Auditores Independentes shall be appointed as the Company’s independent auditors to hold office until the close of 2015 Annual General Meeting.

6.	Close

All resolutions were approved by the majority of the Shareholders. There being no further business, the proceedings were then concluded.

Chairman

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COSAN LIMITED
Date:	March 26, 2014	By:	/s/ Marcelo Eduardo Martins
			Name:	Marcelo Eduardo Martins
			Title:	Chief Financial Officer and Investor Relations Officer